AQR Investments, LLC

Statement of Financial Condition
As of December 31, 2025
Filed Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69990

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **AQR Investments, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  - ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Greenwich Plaza, Suite 130
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick Ryan	(203) 742-3940	Patrick.Ryan@aqr.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Ryan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AQR Investments, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer & FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AQR Investments, LLC
Table of Contents
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Managers of AQR Investments, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of AQR Investments, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the " financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2026

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

www.pwc.com/us

AQR Investments, LLC
Statement of Financial Condition

(in thousands of dollars)		As of December 31, 2025
Assets		
Cash	$	1,814
Due from affiliate		2,125
Other assets		353
Total assets	$	4,292
Liabilities		
Accrued expenses	$	310
Total liabilities		310
Commitments and contingencies (Note 4)		
Member's equity		
Member's equity		3,982
Total member's equity		3,982
Total liabilities and member's equity	$	4,292

The accompanying notes are an integral part of the statement of financial condition.

(in thousands of dollars)

1. **Organization and Business**

   AQR Investments, LLC (the "Company") is a Delaware limited liability company. The Company is wholly owned by AQR Capital Management Holdings (B-D), LLC ("Holdings BD"), a Delaware limited liability company, which is the sole member of the Company.

   The Company is an affiliate of AQR Capital Management, LLC (the "Adviser"), an investment adviser registered with the United States Securities and Exchange Commission (the "SEC"). The Adviser provides investment management services to its sponsored funds ("AQR Sponsored Funds") and a broad range of clients. AQR Sponsored Funds consist of various investment vehicles including limited partnerships and mutual funds.

   The Company is a registered broker-dealer with the SEC and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") in the United States. The Company operates under the international dealer exemption in various Canadian jurisdictions. The Ontario Securities Commission is the principal regulator of the Company in Canada.

   The Company performs marketing and placement services for the Adviser with respect to certain AQR Sponsored Funds in both the United States and Canada.

   The Company does not carry margin accounts or handle customer funds or securities. As a result, the Company claims an exemption under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 (the "SEA").

2. **Significant Accounting Policies**

   Basis of Presentation
   The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). All amounts herein are stated in thousands of U.S. dollars.

   Use of Estimates
   The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

   Affiliates
   The Company considers Holdings BD and its affiliated entities, the Adviser, the Adviser's affiliated entities and their principals as well as AQR Sponsored Funds to be affiliates.

(in thousands of dollars)

Current Expected Credit Losses

The Company records an estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, if any, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis.

There were no financial assets measured at an amortized cost basis, nor any allowance for credit losses associated with such assets as of December 31, 2025.

Income Taxes

The Company is a Delaware single member limited liability company that is disregarded for U.S. tax purposes and is not subject to federal, state or local income taxes. Accordingly, no provision for U.S. federal, state or local income taxes has been recorded.

Cash

Cash comprises deposits held at a major financial institution and its carrying value approximates fair value as of December 31, 2025. At times, deposits at this institution may exceed federally insured amounts. The Company did not maintain any restricted cash balances as of December 31, 2025.

Special Reserve Account

The Company claims an exemption from the requirements of Rule 15c3-3 under the SEA pursuant to paragraph (k)(2)(i) because the Company does not carry margin accounts or handle customer funds or securities. Although the Company does not handle customer funds or securities, in the event that unexpected funds or securities were received, the Company maintains a special reserve account at a major financial institution for the exclusive benefit of customers to maintain compliance with the exemption pursuant to paragraph (k)(2)(i). The special reserve account, presented within cash on the statement of financial condition, had a balance of $0 as of December 31, 2025.

Other Assets

Other assets include prepaid expenses and funds deposited with FINRA to pay for licensing, registration and other related fees.

3. **Related Party Transactions**

The Company earns fees from the Adviser pursuant to an engagement letter (the "EL").

The Company has an expense sharing agreement (the "ESA") with the Adviser whereby certain expenses, including compensation and benefits expense, platform fees, rent and occupancy related expenses, information technology expenses, information and communication expenses, and other corporate expenses, relating to certain services provided by employees of the Adviser and the Adviser's affiliates, in their capacity as associated persons of the Company, are incurred by the Adviser and the Adviser's affiliates and allocated to the Company.

The Company has an outsourcing agreement (the "OSA") with the Adviser whereby the Adviser and the Adviser's affiliates are engaged to provide certain general support services, including human resources, information technology, and corporate finance, to the Company.

As of December 31, 2025, the Company had $2,125 due from the Adviser, which primarily represents the net balance due as a result of the transactions under the EL, ESA and OSA.

(in thousands of dollars)

4.   Commitments and Contingencies

The Company has an indemnification agreement with an affiliate in which the Company shall indemnify the affiliate for certain financial obligations. The Company has assessed and determined the fair value of the indemnification to be $0 as of December 31, 2025.

In the normal course of business, the Company may be involved in litigation. As of December 31, 2025, the Company was not involved in any litigation.

5.   Member's Equity

The Company maintains a capital account for its sole member, Holdings BD. The capital account is increased by the sum of capital contributions made and/or allocation of net income and reduced by the sum of distributions or allocation of losses, if any.

6.   Net Capital Requirements

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the SEA ("Net Capital Rule"). The Company has elected to use the alternative method as permitted under the Net Capital Rule. As such, the Company is subject to a minimum net capital requirement equivalent to the greater of $250 or 2 percent of aggregate debit items, as defined.

As of December 31, 2025, the Company's net capital of $1,504, as defined, was $1,254 in excess of its required minimum net capital of $250.

7.   Segment Information

The Company has a single operating segment, and therefore, one reportable segment, which comprises marketing and placement services (see Note 1). The Company's board of managers is the chief operating decision maker ("CODM"). Given that the Company is subject to minimum net capital requirements (see Note 6), the CODM uses excess net capital to make operating decisions, such as whether to pay distributions, while maintaining regulatory capital adequacy.

As the Company has one reportable segment, the CODM manages the business activities using information of the Company as a whole. Therefore, the segment assets are the same as reported in the statement of financial condition. The segment's accounting policies are the same as those described in the summary of significant accounting policies (see Note 2). The Company's assets are located in the United States.

8.   Subsequent Events

Management has evaluated events that have occurred subsequent to December 31, 2025 through February 20, 2026, the date the statement of financial condition was available to be issued, and has determined that no items require adjustment to, or disclosure in, the statement of financial condition.